

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 11, 2008

By Mail and Facsimile to: (212) 450-3805

José Antonio Álvarez
Chief Financial Officer
Banco Santander, S.A.
Ciudad Grupo Santander
28660 Boadilla del Monte
Madrid, Spain

> **Re: Banco Santander, S.A.**
> **Registration Statement on Form F-4 and**
> **   Documents Incorporated by Reference**
> **Filed November 17, 2008**
> **File No. 333-155413**

Dear Mr. Álvarez:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-4

General

1.   Please advise the Staff regarding any projections, analyses or other material non-

public information provided by Santander to Sovereign or its financial advisor or by Sovereign to Santander or its financial advisors. Please revise the prospectus to disclose any material non-public information provided. In addition, to the extent that such information has not been disclosed in the prospectus, provide us the basis for your conclusion that the non-public information is not material and therefore need not be disclosed.

2.   Please note that you are required to file with the Commission any written instructions, scripts, and outlines that will be used by any person that solicits proxies on behalf of Sovereign through personal interview, telephone, or telegram, and all other soliciting material to Sovereign shareholders. Refer to Exchange Act Rules 14a-6(b) and (c).

3.   Please file all remaining exhibits with your next amendment.

Cover Page of Prospectus

4.   Please state the total amount of securities offered. Refer to Item 501(b)(2) of Regulation S-K.

5.   Please revise the cover page, and throughout the prospectus as applicable, to clarify that the exchange ratio for those electing to receive Santander ordinary shares is the same as the exchange ratio for Santander ADSs.

6.   We note the disclosure in the prospectus supplement filed by Santander on December 3, 2008 that the rights offering was fully subscribed. Please revise the cover page, and throughout the prospectus as applicable, to update the exchange ratio. Please also revise the disclosure in the "Santander Rights Offering" section on page 10 to explain how the adjustment to the exchange ratio was calculated.

Summary

Interests of Sovereign's Executive Officers and Directors…, page 4

7.   Please disclose the approximate total dollar amount that will be paid to the directors and executive officers of Sovereign in connection with the transaction.

Termination of the Transaction Agreement…, page 5

8.   Please define the term "adverse recommendation change" at its first use. We note the disclosure on page 71.

Recent Developments

General

9.   Please revise this section to discuss the significant losses suffered by Sovereign during the first three quarters of 2008 as outlined in Footnote 1 on page 17.

TARP Capital Purchase Program, page 10

10.   Please clarify why the "existing relationship with Santander" makes Sovereign ineligible to participate in the Capital Purchase Program.

Other Recent Developments, page 10

11.   Please revise to state, to the extent known, the material terms of the transaction proposed by the third party, including the type of transaction and consideration. Alternatively, revise to state that Sovereign's board concluded that the offer, as outlined, was inferior to the offer made by Santander.

Selected Consolidated Historical Financial Data of Santander, page 11

12.   We note your disclosure on page 13 of the credit measure "Allowance for impaired assets (excluding country risk)". The exclusion of country risk, a component of your recorded allowance for impaired assets, appears to be a non-GAAP item as defined by Item 10(e) of Regulation S-K. Please tell us how you considered the guidance of Release 33-8176 in determining such measure was not a non-GAAP measure. Also, refer to Question 28 of the Staff's Frequently Asked Questions (FAQ) regarding the Use of Non-GAAP Financial Measures available at www.sec.gov. If you are able to support that this measure is not a non-GAAP measure, please add a footnote disclosure to this table describing how you use this measure and why it is relevant to investors. Alternatively, please revise to include the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

Comparative Per Share Financial Data, page 19

13.   Please revise to disclose the following related to the pro forma information presented for both the combined companies as well as the pro forma Sovereign equivalents:

- Disclose the significant assumptions used in preparing the pro forma combined and pro forma Sovereign earnings per share data;

- Provide a description of the major income statement line items that contribute to the pro forma earnings per share;

- Discuss the impact of the transaction on each affected income statement line item.

- Given the material impact on Sovereign's historical earnings per share, please consider including a condensed tabular disclosure providing a quantification of the pro forma adjustment as it relates to each income statement category with a discussion of the nature of each pro forma adjustment.

Risk Factors

Santander is exposed to risks…, page 27

14.   Please reword the caption of the second risk factor on page 27. The risk factor appears to be about the risk Santander faces from counterparty default. The caption should say that.

The Transaction

Background of the Transaction, page 35

15.   You state in the third full paragraph on page 48 that, in light of the Investment Agreement restrictions, Sovereign advised Barclays that no alternative purchase transaction was reasonably available to Sovereign. Please revise the "Background of the Transaction" section to discuss at what point and under what circumstances Sovereign representatives came to this conclusion and how it influenced Sovereign's consideration of strategic alternatives.

16.   Please revise the third paragraph on page 36 to discuss the reason underlying the determination of the Sovereign board of directors not to accept the May 7, 2008 proposal from Santander and to approve the underwritten equity and debt offerings instead.

17.   We note the disclosure on pages 36 and 37 regarding the market developments between July and October 2008 and the statement in the fourth paragraph on page 37 that such developments exacerbated the already significant pressures on Sovereign. Please revise to address with greater specificity how the market developments affected Sovereign during this time period.

18.   You include disclosure on pages 37 and 38 regarding the receipt by Sovereign of two letters from a third party indicating interest in a transaction with Sovereign. Please revise to discuss the specific types of transactions considered in such letters and the reasons underlying the decision of the Sovereign board of directors not pursue a transaction with this third party.

19.   You state in the third paragraph on page 39 that Sovereign waived any potential breach by Santander of the Investment Agreement for a "limited period of time". Please revise to disclose term of the waiver and whether Sovereign sought or received any consideration for granting the waiver or a reciprocal waiver of the provisions limiting Sovereign from negotiating with third parties.

20.   Please revise the fifth paragraph on page 40 to list the strategic alternatives available to Sovereign other than the proposed Santander transaction as discussed by Barclays at the meeting on October 12, 2008.

21.   We note the disclosure on page 7 of the Form 6-K filed by Santander on November 10, 2008 that the Capital and Finance Committee of the Sovereign board of directors requested that Santander consider acquiring the 75.65% of Sovereign that it did not own. We also note that the "Background of the Transaction" section of the prospectus does not contain similar disclosure. Please revise the prospectus to clarify, if accurate, that such a request was made.

Sovereign's Reasons for the Transaction…, page 41

22.   We note your reference on page 42 to the recent precedent transactions in which the regulatory agencies forced a supervised transaction. Please advise, with a view towards revised disclosure, whether Sovereign had received any indications from its regulators that a regulatory action, including a supervised transaction, was being considered.

23.   It appears that a number of the analyses performed by Barclay's in preparing its fairness opinion produced valuation ranges that exceeded the implied value of the merger with Santander. Please revise this section to note if the Sovereign board considered these valuations in determining to recommend that the shareholders vote for the merger.

Opinion of Barclays, Financial Advisor to Sovereign, page 46

24.   Please provide any presentation, memo, report or other material provided to the Sovereign board of directors by Barclays related to the valuation or fairness of the transaction other than the opinion included in the registration statement.

25.   You qualify the description of the opinion of Barclays by reference to the opinion.

Please revise to indicate that the description is a summary of the material terms of the opinion, and revise the description to include all material terms, if necessary.

26.   Please describe any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between Barclays or its affiliates and Sovereign or its affiliates. Refer to Item 1015(b)(4) of Regulation M-A.

27.   Please disclose how the "aggregate transaction consideration" will be calculated for purposes of the contingent cash fee payable to Barclays upon completion of the transaction. Please also provide an estimate of the amount of the contingent fee based on the information available as of the latest practicable date.

Litigation Related to the Transaction, page 63

28.   To the extent material, please add risk factor disclosure addressing the litigation related to the transaction.

Description of Santander Ordinary Shares

Meetings and Voting Rights, page 100

29.   You indicate that holders of your shares must be "current in the payment of capital calls" and have their shares duly registered in order to attend shareholders meetings. Please explain what "payment of capital calls" is and whether it would apply to ADS holders as well.

Where You Can Find More Information

Incorporation of Certain Documents by Reference, page 117

30.   We note that you have only incorporated by reference two Current Reports on Form 8-K filed by Sovereign in 2008. Please revise to incorporate by reference all reports filed by Sovereign pursuant sections 13(a) or 15(d) of the Exchange Act since the end of the last fiscal year. Refer to Item 11(a)(2) of Form F-4.

31.   We note you have elected to incorporate by reference certain documents filed under the Exchange Act subsequent to the date of the prospectus. With respect to Santander filings, please refer to Item 11(b)(3) of Form F-4 and revise accordingly. Please also revise this section to clearly state that filings made between the date of the initial registration statement and the date of effectiveness will be incorporated by reference. Refer to Interpretation H.69 of the July 1997 CF Manual of Publicly Available Telephone Interpretations.

Sovereign Form 10-Q for the Period Ended September 30, 2008

(11) Business Segment Information, page 21

32.   We note that you have reorganized your segments in the current year and assigned
        the majority of your goodwill to your Retail Banking Group. Please tell us the
        following:

        •   Please tell us in detail how you considered the guidance of paragraph 36 of
            SFAS 142 in determining that the majority of your goodwill should be
            assigned to the Retail Banking Group and describe in detail your process for
            the assignment of goodwill in connection with your segment reorganization.

        •   Please revise to more clearly disclose how you determined that no goodwill
            should be assigned to the Corporate Specialties Group and only a small
            amount of goodwill should be allocated to the Commercial Lending Segment.
            Clarify if each reporting unit contained in these segments has incurred
            significant losses in the current year.

        •   Please provide us with the details of the analysis performed to support the
            reallocation of the goodwill to the reporting units.

        •   Please tell us how you determined that use of a discounted cash flow analysis
            was the most appropriate model for determining the fair value of your
            reporting units considering that you utilized three different approaches to
            determine impairment during 2007.

        •   Please tell us the dates and results of any interim impairment testing done
            since your last annual impairment test.

        •   If you did not test your goodwill for impairment as of March 31 and June 30,
            2008, please provide us with your analysis by which you concluded that no
            test was warranted based on the guidance of paragraphs 26-29 of SFAS 142.

        •   Please tell us the assumptions used in your discounted cash flow analysis in
            determining the fair value of your reporting units for impairment testing
            purposes.

        •   Please tell us the basis used to allocate the Intersegment revenue (expense)
            between the reporting units. Identify any changes made to your allocation
            methodology during the last two years.

        •   We note you allocated certain of the other-than-temporary impairment charges to the Other segment. Please tell us how you made the determination this allocation was appropriate and was consistently applied. Tell us the reporting unit and segment in which the interest income and dividends on these securities was historically reported.

- Please tell us how you allocated the fair value of the company as a whole determined by use of the consideration to be paid by Santander to your individual reporting units for impairment testing purposes.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Provision for Credit Losses, page 38

33.   Given the current economic environment discussed on page 38 related to your residential construction and commercial loan portfolios, please tell us and revise future filings to disclose whether you evaluate interest income accrued on loans with interest reserves for collectibility prior to maturity. Please tell us and revise your future filings to disclose how you monitor these loans on an ongoing basis for deterioration in credit quality.

Allowance for Credit Losses, page 48

34.   We note your disclosure on page 49 related to the credit default swap you entered into during 2006 for a portion of your residential real estate loan portfolio. Please address the following:

- Tell us how you have considered the financial strength and likelihood of payment from the counterparty in the event of a credit default.

- Tell us how you consider the credit default swap in your determination of the allowance for loan losses.

- Tell us how you account for claims arising as a result of a credit default and how you consider these payments in your determination of the allowance for loan losses.

- Please quantify what your losses on these loans have been to date, the amount of losses for which you have been reimbursed, the amount of claims currently receivable and where you report these items in the income statement.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Rebekah Moore at (202) 551-3303 or Kevin Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Diane Kerr, Esq.
         Joseph G. Rinaldi, Esq.
         Davis Polk & Wardwell
         450 Lexington Avenue
         New York, NY 10017